Exhibit 19.1
SYMBOTIC INC.
INSIDER TRADING POLICY
(Effective November 13, 2024)
In the course of conducting the business of Symbotic Inc. (together with its subsidiaries, the “Company”), you may come into possession of material information that is not available to the investing public (“material, non-public information”) about the Company or other entities. You must maintain the confidentiality of material, non-public information and may not use it in connection with the purchase or sale of Company Securities (as defined below) or the securities of any other entity to which the information relates. The Company has adopted this Insider Trading Policy (this “Policy”) in order to ensure compliance with the law and to avoid the appearance of improper conduct by any Covered Persons (as defined below). We have all worked hard to establish the Company’s reputation for integrity and ethical conduct, and we are all responsible for preserving and enhancing this reputation.
1.SCOPE OF POLICY
This Policy applies to (i) all directors, officers, employees, independent contractors, temporary agency workers and consultants (in each case, as applicable) of the Company (collectively referred to as the “Insiders”), (ii) the spouses or equivalents, minor children and any individuals sharing the same household with any Insider (regardless of whether such individual is a family member), (iii) any other person or entity over whom any Insider exercises substantial control over his, her, their or its securities trading decisions, and (iv) any trust or other estate in which any Insider has a substantial beneficial interest or as to which he, she or they serves as trustee or in a similar fiduciary capacity (collectively, the “Covered Persons”).
2.PROHIBITION ON TRADING ON MATERIAL, NON-PUBLIC INFORMATION
A.Prohibition
This Policy prohibits, and the laws, rules and regulations of the United States and other countries may prohibit, any Covered Person from purchasing, selling or otherwise trading any securities of the Company, including common stock, any other common equity securities or any preferred equity, convertible or debt securities (“Company Securities”) while in possession of “inside information” about the Company. Inside information about the Company constitutes any material, non-public information about the Company. If you become aware of any inside information about the Company, you may not execute any trade in Company Securities and you should treat the information as confidential.
Insiders may become temporary insiders of an entity other than the Company if such entity is an entity with which the Company has a contractual relationship or may be negotiating a transaction, or a competitor of the Company. Thus, the prohibition on trading while in possession of inside information also applies to transactions in the securities of any such other entity about which you acquire inside information in the course of your duties for the Company.

Gifts (which includes donations) are covered by this Policy’s prohibitions on trading. A Covered Person in possession of inside information about the Company is prohibited from making a gift of Company Securities.
B.Definition of Inside Information (Material, Non-Public Information)
Inside information about any entity constitutes “material, non-public information” about such entity.
i.Material Information
Under this Policy and United States laws, rules and regulations, information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell an entity’s securities, or in making another investment decision involving an entity’s securities. Any information that could reasonably be expected to affect (either negatively or positively) the price of an entity’s securities is material for these purposes. In this regard, potential market reaction or sensitivity to the information is a key consideration. Moreover, although multiple pieces of information may not be material individually, if the aggregate effect of those pieces, when they become public, would alter the “total mix” of available information and result in a reevaluation of an entity’s securities, then such pieces of information are considered material. Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Examples of potentially material information about an entity include, depending on the particular circumstances:
•financial results;
•earnings announcements or estimates;
•changes to previously released earnings information;
•significant information regarding new products, technology or similar developments;
•developments regarding customers, suppliers or competitors;
•cybersecurity risks and incidents, including vulnerabilities and breaches;
•execution or termination of significant financing, management or customer agreements or other contracts with business entities;
•information relating to a pending or proposed merger, acquisition, tender offer, joint venture or changes in assets (even if preliminary in nature);
•changes in financial liquidity or solvency;
•extraordinary borrowings;
•changes in debt ratings;
•unpublished research reports or models;
•significant developments involving corporate relationships;

•events regarding the entity’s securities, e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends or dividend policy, changes to the rights of security holders and new equity or debt offerings;
•developments (whether positive or negative) in pending litigation;
•significant litigation exposure due to actual or threatened litigation;
•change in auditors or an auditor’s notification that the entity may no longer rely on such auditor’s audit report;
•major changes in accounting methods or policies;
•changes in control, in management or in the board of directors; and
•bankruptcies or receiverships.
ii.Non-Public Information
Information is considered to be non-public unless it has been adequately disclosed to the public, which means that the information must be publicly disseminated in a manner designed to reach investors generally and sufficient time must have passed for the capital markets to have absorbed the information. Information is not necessarily public merely because it has been discussed in the press, which will sometimes report rumors. You should presume that information is non-public unless you can point to its official release in at least one of the following ways: (i) regulatory filings; or (ii)  issuance of press releases (including on an entity’s official website).
You may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material information. Although there is no fixed period for how long it takes the market to absorb information, out of prudence, a person aware of material, non-public information should refrain from any trading activity for approximately two full trading days following its official release; shorter or longer waiting periods might be warranted based upon the liquidity of the security and the nature of the information. Notwithstanding these timing guidelines, it is illegal for you to trade while in possession of material, non-public information, including situations in which you are aware of major developments that have not yet been publicly announced.
C.Exemptions
The prohibitions in Sections 2.A and 4.C on purchases, sales or other transactions of Company Securities do not apply to:
•periodic contributions to, or the acquisition of Company Securities under, an employee stock purchase plan maintained by the Company, in each case, pursuant to the terms and conditions of the applicable plan;
•exercises of stock options or stock appreciation rights, or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the terms and conditions of the applicable plan, or vesting or settlement of equity-based awards, that in each case do not involve a market sale of Company Securities; or
•trading in exchange-traded index securities or derivatives linked to broad-based indices that may include securities of the Company or any other entity about which you acquire inside information in the course of your duties for the Company.
For purposes of this Policy, a broad-based index investment strategy would not include an index or strategy if (i) more than 10% of the index or strategy were to be represented by a single issuer or (ii) the index or strategy were to be linked to a relatively narrow group of companies. Appropriate care should be taken in investing in index securities or industry-focused funds to ascertain the nature of the index or strategy and to avoid concerns over its being too narrowly focused.
3.PROHIBITION ON “TIPPING” MATERIAL, NON-PUBLIC INFORMATION
In addition to trading while in possession of material, non-public information, it is illegal and a violation of this Policy to convey such information to another (“tipping”) if you know, have reason to believe or suspect that the person will misuse such information by trading in securities or passing such information to others who trade. This applies regardless of whether the “tippee” is related to the Covered Person or is an entity, and regardless of whether you receive any monetary benefit from the tippee.
Trading on or conveying material, non-public information may also breach contractual obligations assumed by the Company to or on behalf of entities with which the Company has a contractual relationship or may be negotiating a transaction. Apart from contractual remedies (such as damages and injunctions), severe, and possibly irreparable, reputational damage to the Company can result from trading on, tipping or other improper use of material, non-public information.
4.STATEMENT OF PROCEDURES PREVENTING INSIDER TRADING
The following procedures have been established, and will be maintained and enforced, by the Company to prevent insider trading. Every director, officer and designated employee is required to follow these procedures.
A.Pre-Clearance of All Transactions by All Directors, Officers and Designated Employees
To provide assistance in preventing inadvertent violations of applicable laws, rules and regulations and to avoid the appearance of impropriety in connection with the trading of securities, all transactions in Company Securities and securities of entities with which the Company has a contractual relationship or may be negotiating a transaction, in each case, material to the other entity, by directors, officers and designated employees listed on Schedule I.A (as may be amended from time to time) (each, a “Pre-Clearance Person”) must be pre-cleared by the Company’s General Counsel or his, her or their designee. Gifts of Company Securities or other securities subject to this Section 4.A by Pre-Clearance Persons must be pre-cleared. Transactions in exchange-traded index securities or derivatives linked to broad-based indices are exempted from this pre-clearance requirement. Pre-clearance does not relieve anyone of his, her or their responsibility under U.S. Securities and Exchange Commission (“SEC”) rules and other applicable laws, rules and regulations.
A request for pre-clearance must be in writing (including by e-mail), or pursuant to such other method required by the Company from time to time, should be made at least two business days in advance of the proposed transaction and should include the identity of the Pre-Clearance Person, the type of proposed transaction (for example, an open market purchase, a privately negotiated sale, an option exercise, etc.), the proposed date of the transaction and the number of shares or other securities to be involved. In addition, the Pre-Clearance Person will certify to the General Counsel or his, her or their designee, that such person is not aware of any relevant material non-public information. The General Counsel or his, her or their designee shall have discretion to decide whether to clear any contemplated transaction, provided that the Chief Financial Officer shall have discretion to decide whether to clear transactions by the General Counsel, the General Counsel’s designee or persons or entities subject to this Policy as a result of their relationship with the General Counsel or designee, as the case may be. All transactions that are pre-cleared must be effected within five business days of receipt of the pre-clearance unless a specific exception has been granted by the General Counsel or his, her or their designee. A pre-cleared trade (or any portion of a pre-cleared trade) that has not been effected during the five business day period must be pre-cleared again prior to execution. Notwithstanding receipt of pre-clearance, if the Pre-Clearance Person becomes aware of material non-public information or becomes subject to a black-out period before the transaction is effected, the transaction may not be completed.
B.Post-Transaction Notice
Each Covered Person who is subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) shall also notify the General Counsel (or his, her or their designee) of the occurrence of any purchase, sale or other acquisition or disposition, including any gift, of securities of the Company as soon as possible following the transaction, but in any event within one business day after the transaction. Such notification shall be in writing (including by e-mail) and should include the identity of the Covered Person, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price. For purposes of this Section 4.B, a purchase, sale or other acquisition or disposition shall be deemed to occur at the time the person becomes irrevocably committed to it (for example, in the case of an open market purchase or sale, this occurs when the trade is executed, not when it settles).
C.Black-Out Periods
Additionally, no director, officer or employee listed on Schedule I.B (as may be amended from time to time) shall purchase, sell or otherwise transact in any Company Securities during the period beginning at 11:59 p.m. Eastern time on the fourteenth calendar day before the end of any fiscal quarter of the Company and ending upon the completion of the second full trading day after the public release of earnings data for such fiscal quarter or during any other trading suspension period declared by the Company, except for purchases and sales pursuant to a previously approved Rule 10b5-1(c) Trading Plan (as described below). For example, if the Company’s fourth fiscal quarter ends on September 30, the corresponding black-out period would begin at 11:59 p.m. Eastern time on September 16. For the purposes of this Policy, a “trading day” is a day on which national stock exchanges in the United States are open for trading.
Exceptions to the black-out period policy may be approved only by General Counsel or his, her or their designee (or, in the case of an exception for the General Counsel, the General Counsel’s designee or persons or entities subject to this Policy as a result of their relationship with the General Counsel or the designee, as the case may be, the Chief Financial Officer, or, in the case of exceptions for directors, the Board of Directors).
From time to time, the Company, through the Board of Directors or the General Counsel, may recommend that directors, officers, employees or others suspend trading in Company Securities because of developments that have not yet been disclosed to the public. Subject to the exceptions noted above, all of those affected should not trade in Company Securities while the suspension is in effect and should not disclose to others that the Company has suspended trading. The fact that there is a trading suspension may constitute material, non-public information or information that may lead to rumors in the public market and must be kept strictly confidential.
D.Post-Termination Transactions
With the exception of the pre-clearance requirement, this Policy continues to apply to transactions in Company Securities, securities of an entity with which the Company has a contractual relationship or may be negotiating a transaction, and securities of a competitor of the Company, even after termination of service to the Company. If an Insider is in possession of material, non-public information when his, her or their service terminates, that individual and related Covered Persons may not trade in Company Securities or the securities of any other entity to which that information relates until that information has become public or is no longer material.
5.ADDITIONAL PROHIBITED TRANSACTIONS
Insiders and Covered Persons, as applicable, shall comply with the following policies with respect to certain transactions in Company Securities:
A.Short Sales
Short sales of Company Securities by Covered Persons are prohibited by this Policy. In addition, Section 16(c) of the Exchange Act absolutely prohibits Section 16 reporting persons from making sales of shares of the Company’s equity securities that the insider does not own at the time of sale, or sales of shares against which the insider does not deliver the shares within 20 days after the sale.

B.Derivative Transactions
Transactions in puts, calls or other derivative securities involving Company Securities by Covered Persons are prohibited by this Policy. This prohibition on derivatives trading does not preclude Covered Persons from exercising any employee stock option or stock appreciation right which may be issued to such Covered Person by the Company from time to time. However, other factors, such as general insider trading rules or this Policy, may prohibit employees from simultaneously selling shares obtained from the exercise of these options or stock appreciation rights at various times.
C.Hedging Transactions
No Covered Person may engage in hedging or monetization transactions or similar arrangements designed to limit the financial risk of ownership of Company Securities, such as through prepaid variable forwards, equity swaps, collars and exchange funds.
D.Purchases of Company Securities on Margin
Purchasing on margin means borrowing from a brokerage firm, bank or other entity in order to purchase Company Securities (other than in connection with a cashless exercise of stock options through a broker under the Company’s equity plans). Margin purchases of Company Securities by Covered Persons are prohibited by this Policy.
E.Pledging Company Securities to Secure Margin or Other Loans
Covered Persons are prohibited from entering into margin loans, or other transactions involving the pledging of Company Securities as collateral under this Policy.
F.Regulation BTR
If the Company is required to impose a pension fund “blackout period” under Regulation BTR, each director and executive officer shall not, directly or indirectly purchase, sell or otherwise acquire or transfer during such blackout period any equity securities of the Company acquired in connection with his, her or their service as a director or officer of the Company, except as permitted by Regulation BTR.
6.RULE 10b5-1(c) TRADING PLANS
Transactions in Company Securities made pursuant to a previously established and approved “Rule 10b-5-1(c) Trading Plan” are not subject to the pre-clearance requirements or the black-out period policy. A Rule 10b5-1(c) Trading Plan must comply with the requirements of Rule 10b5-1(c) under the Exchange Act, as may be adopted or amended from time to time by the SEC.
Rule 10b5-1(c) Trading Plans do not exempt individuals from complying with Section 16 short-swing profit rules or liability. Furthermore, Rule 10b5-1(c) Trading Plans that meet the requirements of applicable laws, rules and regulations only provide an “affirmative defense” in the event there is an insider trading lawsuit. A Rule 10b5-1(c) Trading Plan does not prevent someone from bringing a lawsuit.
Although transactions effected under a Rule 10b5-1(c) Trading Plan will not require further pre-clearance at the time of the trade, any transaction (including the quantity and price) made pursuant to a Rule 10b5-1(c) Trading Plan of a Section 16 reporting person must be reported to the Company promptly on the day of each trade to permit the Company’s filing coordinator to assist in the preparation and filing of a required Form 4. However, the ultimate responsibility and liability for timely filing remains with the Section 16 reporting person.
The Company reserves the right from time to time to suspend, discontinue or otherwise prohibit any transaction in Company Securities, even pursuant to a previously approved Rule 10b5-1(c) Trading Plan, if the General Counsel or the Board of Directors, in his, her, their or its discretion, determines that such suspension, discontinuation or other prohibition is in the best interests of the Company. Any Trading Plan submitted for approval hereunder should explicitly acknowledge the Company’s right to prohibit transactions in Company Securities. Failure to discontinue purchases and sales as directed shall constitute a violation of the terms of this Section 6 and result in a loss of the exemption set forth herein.
7.SAFEGUARDING CONFIDENTIAL INFORMATION
Subject to the exceptions noted below, f material information relating to the Company or its business has not been disclosed to the general public, such information must be kept in strict confidence and should be discussed only with persons who have a “need to know” of the information for a legitimate business purpose, except when disclosure is authorized, legally mandated or made in cooperation with a government investigation. The utmost care and circumspection must be exercised at all times in order to protect the Company’s confidential information. The following practices should be followed to help prevent the misuse of confidential information:
•avoid discussing confidential information in places where you may be overheard by people who do not have a valid need to know of such information, such as on elevators, in restaurants and on trains, buses, taxis, rideshares or airplanes;
•do not discuss confidential information with relatives or social acquaintances;
•do not give your computer IDs and passwords to any other person;
•password protect computers and log off when they are not in use and use privacy screens;
•always put confidential documents away when not in use and, based upon the sensitivity of the material, keep such documents in a locked desk or office;
•do not leave documents containing confidential information where they may be seen by persons who do not have a need to know of the content of the documents;
•comply with the specific terms of any confidentiality agreements of which you are aware;
•upon termination of your employment, engagement or assignment with the Company you must return to the Company all physical (including electronic) copies of confidential information as well as all other material embodied in any physical or electronic form that is based on or derived from such information, without retaining any copies;
•you may not bring the confidential information of any former employer or other entity for which you were a contractor, advisor, consultant or similar role to the Company; and
•you must always respect the confidential information of third parties and never unlawfully use such information on behalf of the Company or otherwise.
Nothing in this policy prohibits you from (i) disclosing or discussing information lawfully acquired about wages, hours or other terms and conditions of employment if used by for purposes protected by Section 7 of the National Labor Relations Act such as joining or forming a union, engaging in collective bargaining, or engaging in other concerted activity for the mutual aid or protection of employees; or (ii) communicating with government agencies about possible violations of federal, state, or local laws or regulations, or otherwise providing information to government agencies, filing a complaint with government agencies, participating in government agency investigations or proceedings, or from making any other disclosures that are protected under the whistleblower provisions of any applicable federal, state, or local laws or regulations. You recognize that, in connection with any such activity, you must inform such authority that the information you are providing is confidential. You are not required to notify the Company of any such communications, and you do not need the Company's permission to do so; provided, however, that nothing herein authorizes the disclosure of information you obtained through a communication that was subject to the attorney-client privilege. The Company does not waive any applicable privileges or the right to continue to protect its privileged attorney-client information, attorney work product, and other privileged information.
8.RESPONDING TO REQUESTS FOR INFORMATION
You may find yourself the recipient of questions concerning various activities of the Company. Such inquiries can come from the media, securities analysts and others regarding the Company’s business, rumors, trading activity, current and future prospects and plans, acquisition or divestiture activities and other similar important information. Under no circumstances should you attempt to handle these inquiries without prior authorization. Only executive officers of the Company are authorized to answer questions about or disclose information concerning the Company to the media or public.
•Refer requests for information regarding the Company from the financial community, such as securities analysts, brokers or investors, to the Chief Financial Officer or Vice President, Investor Relations & Corporate Development.
•Refer requests for information regarding the Company from the media or press to the Director, Marketing.
•Refer requests for information from the SEC or other regulators that are directed to the Company or its subsidiaries or other affiliated entities to the General Counsel.
9.REPORTING VIOLATIONS/SEEKING ADVICE

You should refer suspected violations of this Policy or any policy applicable to the Company to the General Counsel. In addition, if you:
•receive material, non-public information that you are not authorized to receive or that you do not legitimately need to know to perform your employment, engagement or assignment responsibilities; or
•receive confidential information and are unsure if it is within the definition of material, non-public information or whether its release might be contrary to a fiduciary or other duty or obligation.
In each case, you should not share such information with anyone or transact in any Company Securities or any other relevant securities based on such information. When in doubt, you should assume that such information is material, non-public information. To seek advice about what to do under those circumstances, you should contact the General Counsel. Consulting your colleagues can have the effect of exacerbating the problem. Containment of the information, until the legal implications of possessing it are determined, is critical.
10.PENALTIES FOR VIOLATIONS OF THE INSIDER TRADING POLICY AND LAWS
In the United States and many other countries, the personal consequences to you of illegally trading securities using material, non-public information and/or tipping can be severe. Certain securities laws provide that an individual is subject to possible imprisonment and significant fines. Such penalties can be applied even to persons who do not personally profit from their activities. These laws apply to all employees—not just directors, officers, investment bankers and lawyers. The Company will not be responsible for the legal costs and expenses of any Covered Person who violates any insider trading laws. Subject to applicable law, Covered Persons who violate this Policy may also be subject to discipline by the Company, up to and including termination of employment, engagement or assignment, even if the country or jurisdiction where the conduct took place does not regard it as illegal and such conduct by Covered Persons may be taken into account for determination of the compensation and bonuses of such Covered Person, if an Insider, or of the Insider which makes such person a Covered Person otherwise.
If you are located or engaged in dealings outside the United States, be aware that laws regarding insider trading and similar offenses differ from country to country. Covered Persons must abide by the laws in the country where located. However, you are required to comply with this Policy even if local law is less restrictive. If a local law conflicts with this Policy, you must consult the General Counsel.
11.COMPANY ASSISTANCE AND EDUCATION
A.Education

The Company shall take reasonable steps designed to ensure that all directors, officers and employees of the Company are educated about, and periodically reminded of, U.S. federal securities law restrictions and Company policies regarding insider trading.
B.Assistance
The Company shall provide reasonable assistance to all directors and executive officers, as requested by such directors and executive officers, in connection with the filing of Forms 3, 4 and 5 under Section 16 of the Exchange Act. However, the ultimate responsibility, and liability, for timely filing remains with the directors and executive officers.
C.Limitation on Liability
None of the Company, the General Counsel, the Chief Financial Officer, the Company’s other employees or the Company’s directors will have any liability for any delay in reviewing or approving, or refusal of, a request for pre-clearance submitted pursuant to Section 4.A or a Rule 10b5-1(c) Trading Plan submitted pursuant to Section 6. Notwithstanding any pre-clearance of a transaction pursuant to Section 4.A or review of a Rule 10b5-1(c) Trading Plan pursuant to Section 6, none of the Company, the General Counsel, the Chief Financial Officer, the Company’s other employees or the Company’s directors assumes any liability for the legality or consequences of such transaction or Rule 10b5-1(c) Trading Plan to the person engaging in or adopting such transaction or Rule 10b5-1(c) Trading Plan. Any decision made or action undertaken by the General Counsel, the Chief Financial Officer, or the Company’s other employees in connection with implementing this Policy or maintaining or enforcing its procedures is made or undertaken in such person’s capacity as an employee of the Company and not in their individual capacity.

Symbotic Insider Trading Policy
(Originally adopted June 7, 2022, as amended April 12, 2023 and November 13, 2024)

Acknowledgment Form
I have received and read the Insider Trading Policy (the “Policy”) of Symbotic Inc. (the “Company”) and understand its contents. I agree to comply fully with the Policy and the Company’s related policies and procedures. I understand that I have an obligation to report any suspected violations of the Policy that I become aware of to the General Counsel of the Company. I acknowledge that the Policy does not, in any way, constitute an employment contract or an assurance of continued employment, engagement or assignment, as applicable.
NAME (PRINTED):
SIGNATURE:
DATE:

SCHEDULE I
A. Employees considered to be Pre-Clearance Persons:
•All employees that are Vice Presidents and above
•All employees in the Finance Department
•All employees in the Legal Department
•All employees in Sales that are Directors and above
B. Employees subject to Black-Out Periods:
•All employees are subject to Black-Out Periods